Filed by Forest Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Forest Oil Corporation
File No. 1-13515

These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th  Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

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[GRAPHIC]

THE “NEW” FST

Same Leadership. Same Strategies. Same Discipline. Improved Focus.

[LOGO]	GROWTH	PROGRESS	MOMENTUM

September 2005

THE “NEW” FST – Operations Spin-Off Drives Value

•                  Innovative transaction provides new optionality and returns value directly to Forest’s shareholders

•                  Opportunistic tax-free spin / merge of offshore Gulf operations creates two highly focused and valuable enterprises

•                  Investment in Mariner Energy creates high quality, well positioned GOM independent with excellent track record and growth outlook

•                  Remaining Forest creates highly-focused onshore resource company to execute a more focused “acquire and exploit” strategy

•                  Forest’s portfolio of long-life, concentrated assets in high quality basins provides a foundation for sustainable organic growth

STREAMLINED ASSET BASE, IMPROVED FOCUS AND

BETTER POSITIONED FOR GROWTH

KEY TRANSACTION TERMS

Asset Contribution	•	344 Bcfe of Forest offshore proved reserves (12/31/04)

	•	$200 Million of debt
Liability Contribution	•	$50 Million of derivatives at 6/30/2005
	•	$157 Million of ARO

	•	Tax-free Reverse Morris Trust transaction
Structure	•	Spin-off of offshore Gulf of Mexico operations
	•	Stock-for-stock merger of “SpinCo” and Mariner

Mariner Equity	•	58.2% Forest shareholders
Ownership	•	41.8% Mariner shareholders

	•	Scott D. Josey, Chairman & CEO
Mariner Management	•	7 member board
& Governance	•	2 members to be mutually agreed by Forest and Mariner

Expected Close	•	Q4 2005 / Q1 2006 (economic effective date of July 1, 2005)*

*  Subject to Mariner shareholder vote and SEC registration requirements and Forest bondholder consent

Combination	[LOGO]

Mariner Contribution	[LOGO]	Forest Contribution	[LOGO]
•	Management	•	Development expertise/personnel
•	Deepwater, shelf, West Texas assets	•	Underexploited shelf assets
•	Exploration track record	•	Identified exploitation opportunities
•	Prospect inventory	•	Cash flow

42% Equity		58% Equity
ownership	[LOGO]	ownership

	•		Dynamic GOM player with scale and expertise to effectively compete in the shelf, deep shelf, and deepwater
	•	Strong cash flow
	•	Modest debt level
	•		Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases
	•		Blend of exploration and exploitation opportunities

Exploration Track Record

[GRAPHIC]

Significant Discoveries….over 80% Internally Generated

Deepwater Operations Expertise

[GRAPHIC]

Strong Competitive Positioning and Value

2004 Proved Reserves	2005 Production

[CHART]	[CHART]

2005 EV/Proved Reserves	2005 EV/Production

[CHART]	[CHART]

*Reserves are pro-forma for acquisition of Bass Lite

Note: Enterprise values as of September 9, 2005

FOREST OIL’S REMAINING ASSETS

[GRAPHIC]

Alaska
12/31/04 Reserves (Bcfe)	117
YTD 2005 Production (MMcfe/d)	41
12/31/04 Net Acreage (M)	1,182
Reserve Life	7.8
Canada
12/31/04 Reserves (Bcfe)	152
YTD 2005 Production (MMcfe/d)	70
12/31/04 Net Acreage (M)	930
Reserve Life	5.9
Western
12/31/04 Reserves (Bcfe)*	643
YTD 2005 Production (MMcfe/d)	110
12/31/04 Net Acreage (M)*	254
Reserve Life*	16.1
Southern
12/31/04 Reserves (Bcfe)*	198
YTD 2005 Production (MMcfe/d)	46
12/31/04 Net Acreage (M)*	147
Reserve Life	11.8
Consolidated
12/31/04 Reserves (Bcfe)*	1,110
YTD 2005 Production (MMcfe/d)	267
12/31/04 Net Acreage (M)*	7,698
Reserve Life	11.4

* Pro Forma for the Buffalo Wallow Acquisition and offshore spin-off

REALIGNING ASSET BASE – “The Perfect Pie”

Old Forest Oil	New Forest Oil

[CHART]	[CHART]

2004 Reserves: 1,454 Bcfe*	2004 Reserves: 1,110 Bcfe*
61% Gas	55% Gas
75% PD	74% PD

[CHART]	[CHART]

YTD 2005 Production: 495 MMcfe/d	YTD 2005 Production: 267 MMcfe/d
2005 R/P: 8.0	2005 R/P: 11.4

*  Pro-Forma for the Buffalo Wallow acquisition and offshore spin-off

MAINTAINS CREDIT QUALITY. . .

•                  Pro forma Forest reduces liabilities by $791 MM as follows:

•                  $200 MM of debt

•                  $157 MM of Asset Retirement Obligation

•                  $134 MM Mark-to-Market hedges valued at 9/27/05

•                  $300 MM of potential income tax liability

•                  R/P is significantly lengthened, operational and replacement risk is greatly reduced, and leverage per barrel is positive

•                  R/P is increased 43% from 8.0 to 11.4 years

•                  Proved Developed R/P is increased 40% from 6.0 to 8.4 years

•                  (Debt + Future Development Costs) / BOE is reduced

•                  Debt / BOE is neutral

•                  Elimination of primary hurricane risk

•                  Pro forma Forest has significant organic growth potential

•                  Business model will continue to mandate free cash flow

•                  Net debt target of $600 MM at June 30, 2006

…AND ENHANCES INVESTOR APPEAL

•                  Uniquely positioned mid-cap with critical mass in multiple high quality basins

•                  Extensive drilling inventory in Texas Panhandle / Mid-Continent area

•                  Large scale Permian footprint and Haley Atoka exposure

•                  High quality Alberta Plains and Canadian Foothills inventory

•                  Significant Rockies acreage position

•                  High impact Onshore Louisiana and Texas exploration

•                  Significant acreage in developing Alaska gas

•                  Well-balanced resource play with visible organic growth profile

•                  Extensive exploitation inventory; over 2,350 projects

•                  Attractive exploration upside; 7.1 million net undeveloped acres

•                  Successful acquisition and exploitation track record fueling steady replenishment of drilling opportunities

•                  In excess of $1 billion in strategic acquisitions over last 2 years adding 681 Bcfe at an all-in cost of $1.51 / Mcfe

•                  Demonstrated ability to be disciplined with capital spending

•                  Excellent tax loss carryforward position (US $466 MM and Canada $240 MM)

SUSTAINABLE GROWTH PROFILE

July 31, 2003:  Implementation of initial “4-Point” Game Plan (focused on balancing the portfolio)

[CHART]

EXTENSIVE PROSPECT INVENTORY

	Project	Net Reserve
Key Growth Platforms	Inventory	Potential (Bcfe)
Buffalo Wallow (Texas Panhandle)	362	396
– From 40 to 20-acre spacing

Permian Basin	679	565
– 27,000 gross acres in Haley Atoka

Wild River	120	54
– From 640 to 160 acre spacing
Southern	419	513
– Frio, Yegua, Wilcox, Vicksburg trend

Rockies (Tight gas & Williston oil)	371	243

Onshore Cook Inlet Gas	32	1,875

Total	1,983	3,646

WESTERN BUSINESS UNIT - Buffalo Wallow

[GRAPHIC]

•                  120 Bcfe of estimated proved reserves and production of 29 MMcfe/d

•                  370 drillsites identified (40 identified as PUD)

•                  Field approved for 20 acre downspacing

•                  Production increased 45% since acquisition (100% success rate)

•                  Production expected to increase to 40 to 45 MMcfe/d in 2006

•                  33,000+ gross acres in trend

•                  Deep pay found in the Atoka

WESTERN BUSINESS UNIT – Delaware Basin Deep Gas Play

[GRAPHIC]

•            Haley Atoka Morrow Play

•      Rejuvenated in 2003

•      Area currently producing in excess of 100 MMcfe/d

•      FST has 27,000 gross acres

•            Vermejo Field – Two deep tests currently drilling and one completing

CANADIAN BUSINESS UNIT – Wild River

[GRAPHIC]

•                  Very active area for shallow and deep gas exploration on 21,000 acres

•                  Gross production increased from 17 to 36 MMcfe/d

•                  Well costs reduced

•                  Seven wells awaiting pipeline connection

•                  Two drilling rigs in the field

•                  160 acre down-spacing and commingling recently approved

•                  Over 100 down-spacing locations identified

SOUTHERN BUSINESS UNIT - Sabine

[GRAPHIC]

•                  Approximately 157,000 acres leased or optioned in this prolific Yegua and Wilcox trend (45% WI)

•                  260 square miles of 3-D and 2,000 linear miles of 2-D data available to map

•                  Four wells in the field completed at an average of 4.4 MMcfe/d

•                  Two wells in progress

ALASKA BUSINESS UNIT - Onshore Alaska Gas

[GRAPHIC]

•                  Undeveloped onshore net acreage in excess of 1,100,000 acres

•                  West Foreland #2 (100% WI) tested 15 MMcfe/d

•                  Three Mile Creek Unit #1 (30% WI) tested 5 MMcfe/d from shallow zone

•                  Net undeveloped acreage of 96,000 surrounding the two discoveries

•                  New supply contract commences in Q4 2005

•                  4 additional tests planned in 2005

ACQUISITION LOOKBACK SUMMARY – 6/30/2005

Unocal, New Permian, Wiser, S. Bonus, Minihan, McAllen & Oxy

	Investment	Reserves
	($MM)	(Bcfe)	$/ Mcfe
Original Acquisition	775	517	1.50
Cash Flow / Production	(346)	(91)	3.80
Subtotal	429	426	1.01
Capital Projects	188	133	1.41
Total Investment	617	559	1.10

•                  45% of original investment paid out with 82% of reserves remaining

•                  36% of total investment paid out with 108% of reserves remaining

ADDITIONAL REMAINING VALUE

•                  Unbooked discoveries

•                  S. Africa (tested 220 MMcfe/d)

•                  Mackenzie Delta (approximately 200 Bcfe of unbooked reserves)

•                  Carried interest on frontier acreage

•                  Gabon (100% carry on seismic and well to be spud in Q1 2006)

•                  S. Africa deepwater

•                  Cook Inlet Pipeline Company

•                  Lantern Drilling Company

•                  8 company-owned drilling rigs operating in the Permian Basin

•                  Tax attributes

•                  $706 Million NOL (including Canadian tax pools of $240 MM)

•                  Extensive undeveloped acreage and seismic database worldwide

VALUE PROPOSITION – Peer Group Comparison

2004 Proved Reserves	2005 Production

[CHART]	[CHART]

2005 EV/Proved Reserves	2005 EV/Production

[CHART]	[CHART]

Note:  Enterprise values as of September 9, 2005.

* Pro forma for Buffalo Wallow acquisition

THE “NEW” FST – Summary of Opportunity

•                  Unlocks intrinsic shareholder value in a tax efficient manner and clarifies the value proposition

•                  Maintains Forest’s credit quality and capitalizes Mariner appropriately

•                  Intensifies focus on two discreet asset bases, each with critical mass and competitive advantage

•                  Integrates offshore portfolio into high growth vehicle with deepwater exploration potential

•                  Unleashes Forest’s management to aggressively execute the onshore resource-focused growth strategy

Value Proposition

•                  Public valuations and M&A transactions support values of $3.00 per proved reserve and $13,750 per flowing Mcfe/d for remaining Forest

•                  Public valuations and M&A transactions support values of $3.75 per proved reserve and $10,500 per flowing Mcfe/d for Mariner/Spinco

CAUTIONARY STATEMENTS

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use the terms “probable” and “possible” reserves, reserve “potential” or “upside” or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines strictly prohibit Forest from including in filings with the SEC.  These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us.  Investors are urged to consider closely the disclosure in Forest’s Form 10-K for fiscal year ended December 31, 2004, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations.  You can also obtain this form from the SEC by calling 1-800-SEC-0330.

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities that Forest and Mariner assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  The forward-looking statements provided in this presentation are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  Forest and Mariner cautions that their future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas.  These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest’s 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.  Also, the financial results of Forest’s foreign operations are subject to currency exchange rate risks.  Any of these factors could cause Forest’s or Mariner’s actual results and plans to differ materially from those in the forward-looking statements.

This material is not a substitute for the registration statement on Form S-4 that Mariner will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.